:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16 (a) of the Securities Exchange
Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or
              Section 30 (f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

     Maltrotti                       David
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         (Last)                     (First)                   (Middle)

          275 Commercial Blvd. Suite 260
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          Ft. Lauderdale              FL                         33308
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          (City)                   (State)                       (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)

     12/13/99
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3.  IRS or Social Security Number of Reporting Person (Voluntary)

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4.  Issuer Name or Ticker or Trading Symbol

     Health Express USA, Inc.
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5.  Relationship of Reporting Person to Issuer
      (Check all applicable)

         [ ]     Director                           [ ]    10% Owner
         [X]     Officer (give title below)         [ ]    Other (specify below)

     Executive Vice President
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

6.  If Amendment, Date of Original (Month/Year)

      N/A
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7.       Individual or Joint/Group Filing
         (Check Applicable Line)
         [X] Form filed by One Reporting Person
         [ ] Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                                 3. Ownership Form
                                            2.  Amount of Securities              direct (D) or
1.  Title of Security                           Beneficially Owned                 Indirect (I)
    (Instr. 4)                                  (Instr. 4)                          (Instr. 5)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
    Common Stock                               18,500                                  D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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

                 Table II -- Derivative Securities Beneficially
                  Owned (e.g., puts, calls, warrants, options,
                             convertible securities)

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                                                                                3. Title and Amount of Securities
                                                                                   Underlying Derivative Security
                                            2.  Date Exercisable                   (Instr. 4)
                                                and Expiration Date
                                                (Month/Day/Year)                                 Amount
                                                                                                 or
                                            Date              Expira-                            Number
1.  Title of Derivative                     Exer-             tion                               of
    Security (Instr. 4)                     cisable           Date            Title              Shares
-------------------------------------------------------------------------------------------------------------------

Stock Option                               2/3/99           12/31/01      Common Stock         100,000
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Stock Option                               2/3/00           12/31/01      Common Stock         100,000
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

Explanation of Responses: An option for 200,000 shares was granted pursuant to an employment agreement dated February 3, 1999. Of said amount, 50,000 vest in year one at an exercise price of $.75 per share, 50,000 vest in year one at an exercise price of $1.00 per share, 50,000 vest in year two at an exercise price of $1.25 per share and 50,000 vest in year two at an exercise price of $1.50 per share. The options expire on the earlier of (i) exercise of all options, (ii) he is no longer employed by Issuer, or (iii) December 31, 2001.

By: /s/ David Maltrotti                                        December 21, 1999
   --------------------------------------                      -----------------
         **Signature of Reporting Person                       Date

          Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 19 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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